SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Swinton Group Boosts Net Promoter Score by 11 Percent with NICE Attended Automation, Dated December 1, 2020.

99.2 NICE Receives Frost & Sullivan’s Customer Value Leadership Award in Public Safety for Innovation in Cloud-Based Investigation and Evidence Management Solutions, Dated December 2, 2020.

99.3 SPARK Matrix Customer Journey Analytics 2020 Recognizes NICE Nexidia as Technology Leader and Cites NICE ENLIGHTEN as a Differentiator, Dated December 3, 2020.

99.4 NICE Survey Finds At Least 50 Percent or More of Interactions Being Handled Through Digital Channels, Dated December 8, 2020.

99.5 CXone Manages a Record Number of Digital Interactions as Online Sales Spike on Cyber Monday, Dated December 9, 2020.

99.6 NICE Actimize Recognized for Technology Innovation for the Sixth Consecutive Year in the Chartis 2021 RiskTech100® Rankings, Dated December 10, 2020.

99.7 NICE Actimize’s X-Sight Marketplace Offers Facial Recognition Technology for Advanced AML/KYC Risk Screening with Addition of FACEPOINT, Dated December 14, 2020.

99.8 NICE CEO Barak Eilam Named 2020 CEO of the Year by Calcalist, Dated December 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: January 4, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Swinton Group Boosts Net Promoter Score by 11 Percent with NICE Attended Automation, Dated December 1, 2020.

99.2 NICE Receives Frost & Sullivan’s Customer Value Leadership Award in Public Safety for Innovation in Cloud-Based Investigation and Evidence Management Solutions, Dated December 2, 2020.

99.3 SPARK Matrix Customer Journey Analytics 2020 Recognizes NICE Nexidia as Technology Leader and Cites NICE ENLIGHTEN as a Differentiator, Dated December 3, 2020.

99.4 NICE Survey Finds At Least 50 Percent or More of Interactions Being Handled Through Digital Channels, Dated December 8, 2020.

99.5 CXone Manages a Record Number of Digital Interactions as Online Sales Spike on Cyber Monday, Dated December 9, 2020.

99.6 NICE Actimize Recognized for Technology Innovation for the Sixth Consecutive Year in the Chartis 2021 RiskTech100® Rankings, Dated December 10, 2020.

99.7 NICE Actimize’s X-Sight Marketplace Offers Facial Recognition Technology for Advanced AML/KYC Risk Screening with Addition of FACEPOINT, Dated December 14, 2020.

99.8 NICE CEO Barak Eilam Named 2020 CEO of the Year by Calcalist, Dated December 30, 2020.